UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3*

CURTISS-WRIGHT CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

231561101

(CUSIP Number)

Singleton Group LLC

3419 Via Lido, #630

Newport Beach, CA 92663

(310) 207-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2019

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 231561101	13D	Page 2 of 7 Pages

(1)	Names of reporting persons. Singleton Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

CUSIP NO. 231561101	13D	Page 3 of 7 Pages

(1)	Names of reporting persons. William W. Singleton, as Manager of the Singleton Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

CUSIP NO. 231561101	13D	Page 4 of 7 Pages

(1)	Names of reporting persons. Christina Singleton, as Manager of the Singleton Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

CUSIP NO. 231561101	13D	Page 5 of 7 Pages

SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed to amend and supplement the statement on Schedule 13D initially filed on March 3, 2002, as amended by Amendment No. 1 to Schedule 13D filed on July 1, 2005 and Amendment No. 2 to Schedule 13D filed on August 17, 2007 (collectively, the “Schedule 13D”) by the Singleton Group LLC, William W. Singleton, Donald E. Rugg, Caroline W. Singleton as to the original filing and Amendment No. 1, and Christina Singleton Mednick as to Amendment No. 2, relating to beneficial ownership of shares of common stock of Curtiss-Wright Corporation (such stock, the “Common Stock”). Only those items which are specifically included below are being amended or supplemented by this Amendment. Items in the Schedule 13D not listed below remain unchanged from the last filed amendment to Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

This Amendment is being filed as a final amendment to reflect a change in ownership percentage by the Reporting Persons as a result of the distribution of the assets, including the Common Stock, of Singleton Group, LLC on March 4, 2019 in connection with the ultimate dissolution of Singleton Group, LLC. This statement is being filed jointly by the Reporting Persons pursuant to the joint filing agreement dated August 17, 2007 incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) After giving effect to the distribution of the assets of the Singleton Group, LLC, including the shares of common stock by Curtiss-Wright Corporation on March 4, 2019, Singleton Group LLC and Christina Singleton and William W. Singleton, as Managers of Singleton Group LLC, are beneficial owners of 0 shares of Common Stock, which constitutes zero percent of the outstanding Common Stock.

(b) After giving effect to the distribution of the assets of the Singleton Group, LLC, including the shares of common stock by Kemper Corporation on March 4, 2019, Singleton Group LLC and Christina Singleton and William W. Singleton, as Managers of Singleton Group LLC, share dispositive and voting power with respect to 0 shares of Common Stock.

(c) The Reporting Persons have not sold any Common Stock in open market transactions in the last 60 days.

(e) The Reporting Persons each ceased to be the beneficial owner of over 5% of the Common Stock on March 4, 2019.

CUSIP NO. 231561101	13D	Page 6 of 7 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby supplemented as follows:

7.1	Incorporated by reference herein is the Joint Filing Statement Dated August 17, 2007 filed with Amendment No. 2 to Schedule 13D.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2019		Singleton Group LLC, a Delaware limited liability company

	By:	/s/ William W. Singleton
William W. Singleton, Manager

Christina Singleton

/s/ Christina Singleton
Christina Singleton

William W. Singleton

/s/ William W. Singleton
William W. Singleton